

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 9, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of The Coca-Cola Company, under the Exchange Act of 1934:

- 0.125% Notes due 2029

- 0.500% Notes due 2033

- 1.000% Notes due 2041

Sincerely,

An Intercontinental Exchange Company